March 29, 2007

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. G. Michael Lynch
Executive Vice President and Chief Financial Officer
Federal-Mogul Corporation
26555 Northwestern Highway
Southfield, MI 48034

RE: Federal Mogul Corporation (the "Company")
      Form 10-K for the year ended December 31, 2006
      File No. 1-01511

Dear Mr. Lynch:

We have limited our review of your December 31, 2006 Form 10-K to only those issues addressed below and have the following comments. Where we have asked you to provide us with supplemental information, please be as detailed as necessary in your explanation.   After reviewing this information, we may or may not raise additional comments. The comments should be complied with in all future filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Note 12. Investments in Non-Consolidated Affiliates</u>

1.   We note the disclosure indicating that the Company's joint venture partner for its joint venture in Turkey holds an option to put its shares to a subsidiary of the Company at the higher of fair value or a guaranteed minimum amount. We also note that as of December 31, 2006, the total amount of the contingent guarantee, were all triggering events to occur approximated $55 million. We also note that management believes that this contingent guarantee is substantially less than the estimated fair value of the guarantee's interest in the affiliate. With regards to the put option held by your joint venture partner, please tell us and explain in the notes to your financial statements in future filings, what if any

accounting recognition has been used for the put option for purposes of your consolidated financial statements. As part of your response, please indicate whether the Company is accounting for the put option as a derivative financial instrument in accordance with SFAS No. 133 and explain the basis or rational for your conclusions. Also, please explain how you determined the value assigned to the put option. We may have further comment upon receipt of your response.

Other

2.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 or the undersigned for any questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Alan J. Haughie
(248) 354-8648